UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*


                              United Rentals, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    911363109
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                                 (CUSIP Number)


  Steven F. Mayer, President                        with a copy to:
  RAM Holdings, Inc.                                Robert G. Minion, Esq.
  c/o Cerberus Capital Management, L.P.             Lowenstein Sandler PC
  299 Park Avenue, 22nd Floor                       1251 Avenue of the Americas
  New York, New York  10171                         18th Floor
  (212) 891-2100                                    New York, New York  10020
                                                    (973) 597-2424
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 23, 2007
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.     911363109
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1)   Names of Reporting  Persons.  I.R.S.  Identification  Nos. of above persons
     (entities only):

                RAM Holdings, Inc.

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2)   Check the Appropriate Box if a Member of a Group (See Instructions):

            (a)    [ ]
            (b)    [X]

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3)   SEC Use Only

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4)   Source of Funds (See Instructions):   WC, OO

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5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e):
                    Not Applicable
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6)   Citizenship or Place of Organization:   Delaware

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     Number of                     7)  Sole Voting Power:                    0*
                                       -----------------------------------------
     Shares Beneficially           8)  Shared Voting Power:                  0*
                                       -----------------------------------------
     Owned by
     Each Reporting                9)  Sole Dispositive Power:               0*
                                       -----------------------------------------
     Person With                  10)  Shared Dispositive Power:             0*
                                       -----------------------------------------
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11)  Aggregate Amount Beneficially Owned by Each Reporting Person:        0*

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12)  Check  if  the  Aggregate  Amount in  Row (11) Excludes Certain Shares (See
     Instructions):
                      Not Applicable
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13)  Percent of Class Represented by Amount in Row (11):      0*

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14)  Type of Reporting Person (See Instructions):  CO

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* Neither  the  filing of this  Schedule  13D nor any of its  contents  shall be deemed to constitute an admission by RAM Holdings, Inc. or any other person that it previously was the beneficial owner of any of the common stock of United Rentals, Inc. referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 4.   Purpose of Transaction.
          ----------------------

          On December 23, 2007, the Company terminated the Merger Agreement, which automatically resulted in the termination of the Stockholders Agreements. The Stockholders Agreements were a condition to the willingness of RAM and Merger Sub to enter into the Merger Agreement, and were entered into by the parties thereto in order to ensure that the Stockholders and Warrant Holders voted their Shares in favor of the adoption of the Merger Agreement in accordance with and subject to the terms set forth in the Stockholders Agreements.


Item 5.  Interests in Securities of the Issuer.
         -------------------------------------

          As of December 23, 2007, RAM beneficially owns no Shares. By virtue of the termination of the Merger Agreement and the resulting termination of the Stockholders Agreements, as of December 23, 2007 RAM may no longer be deemed to be the beneficial owner of more than five percent of the Company's common stock (including any Shares that it may have previously been deemed to beneficially own as a result of such agreements).

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              January 2, 2008


                                              RAM HOLDINGS, INC.


                                              By:    /s/ Steven F. Mayer
                                                 -------------------------------
                                              Name:  Steven F. Mayer
                                              Title: President



      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
               FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).